Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 32-IV dated February 22, 2007	Term Sheet No. 1 to Product Supplement 32-IV Registration Statement No. 333-130051 Dated February 22, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund due February 28, 2014

General

  The notes are designed for investors who seek exposure to any appreciation of a diversified basket of domestic and international components composed of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund, and the currencies in which the stocks that compose the MSCI EAFE® Index over the next seven years. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 28, 2014†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about February 26, 2007 and are expected to settle on or about February 28, 2007.

Key Terms

Basket:

The notes are linked to a weighted basket consisting of the S&P 500® Index (“SPX”), the MSCI EAFE® Index (“MXEA”) and the iShares® MSCI Emerging Markets Index Fund (“EEM”) (each a “Basket Component” and, together, the “Basket Components”).

Component Weightings:	The SPX Weighting is 33.33%, the MSCI EAFE Weighting is 50.00% and the MSCI Emerging Markets Weighting is 16.67% (each a “Component Weighting” and, collectively, the “Component Weightings”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	At least 105%. The actual Participation Rate will be determined on the pricing date and will not be less than 105%.
Basket Return:	Ending Basket Level – Starting Basket Level
Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about February 26, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + [(S&P Return * 33.33%) + (MSCI EAFE Return * 50.00%) + (MSCI Emerging Markets Return * 16.67%)]]

The S&P Return, the MSCI EAFE Return and the MSCI Emerging Markets Return are the performance of the respective Basket Components, expressed as a percentage, from the closing level on the pricing date to the closing level on the Observation Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-IV.

Observation Date:	February 25, 2014†
Maturity Date:	February 28, 2014†
CUSIP:	48123JRK7
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 32-IV.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 32-IV and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 32-IV and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $49.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $25.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $49.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $49.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-80 of the accompanying product supplement no. 32-IV.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 22, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-IV dated February 22, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 32-IV dated February 22, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000579/e26379_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate†, provided that this payment (the Additional Amount) will not be less than zero.
  † The Participation Rate will be determined on the pricing date and will not be less than 105%.
  DIVERSIFICATION AMONG THE BASKET COMPONENTS — The return on the notes is linked to a basket consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. The iShares® MSCI Emerging Markets Index Fund is a registered investment company that consists of numerous separate investment portfolios that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information on each Index, see “The S&P 500® Index,” the “MSCI EAFE® Index” and “iShares® MSCI Emerging Markets Index Fund” in the accompanying product supplement no. 32-IV.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on February 21, 2007, and we had determined the comparable yield on that date, it would have been an annual rate of 5.33%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.33%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components or any of the stocks composing the S&P 500® Index or MSCI® EAFE Index or the stocks held by the iShares® MSCI Emerging Markets Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-IV dated February 22, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Components individually, the stocks composing the Basket Components or contracts related to the Basket Components. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but falls below the Starting Basket Level on the Observation Date.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Components would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE ABLE AND WILLING TO HOLD YOUR NOTES TO MATURITY.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund are denominated. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.
  THE NOTES ARE SUBJECT TO SOME CURRENCY EXCHANGE RISK — Because the prices of the component stocks of the country indices that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, your notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the MSCI EAFE® Index. Your net exposure will depend on the extent to which the currencies of the component country indices strengthen or weaken against the U.S. dollar and the relative weight of each component country index in the MSCI EAFE® Index. If, taking into account such weighting, the U.S. dollar strengthens against the currencies in which stocks composing the MSCI EAFE® Index are denominated, the value of the MSCI EAFE® Index will be adversely affected and the payment at maturity of the notes may be reduced.
  THERE ARE RISKS ASSOCIATED WITH THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund has a limited operating history, having commenced trading in April 2003. Although its shares are listed for trading on the New York Stock Exchange (“NYSE”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI Emerging Markets Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BFGA, is the iShares® MSCI Emerging Markets Index Fund’s investment advisor. The iShares® MSCI Emerging Markets Index Fund is subject to management risk, which is the risk that BFGA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BFGA may add, delete or substitute the equity securities held by the iShares® MSCI Emerging Markets Index Fund. Any of these actions could adversely affect the price of the shares of the iShares® MSCI Emerging Markets Index Fund and consequently the value of the notes.
  DIFFERENCES BETWEEN THE iSHARES® MSCI EMERGING MARKETS INDEX FUND AND THE MSCI EMERGING MARKETS INDEX — The iShares® MSCI Emerging Markets Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the MSCI Emerging Markets Index and will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index, all of which may lead to a lack of correlation between the iShares® MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index. In addition, because the shares of the iShares® MSCI Emerging Markets Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market price per share of the iShares® MSCI Emerging Markets Index Fund may differ from the net asset value per share of the iShares® MSCI Emerging Markets Index Fund.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund	TS-2

  a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Components;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Components;
    interest and yield rates in the market generally as well as in each of the markets of the securities composing the S&P 500® Index, the MSCI EAFE® Index, and securities held by the iShares® MSCI Emerging Markets Index Fund;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the dollar and each of the currencies in which the stocks composing the MSCI EAFE® Index and iShares® MSCI Emerging Markets Index Fund are denominated; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The table and graph below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -100% to +80% and assumes a Participation Rate of 105%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table, graph and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (105%)	Additional Amount		Principal		Payment at Maturity

180	80%	84.00%	$840.00	+	$1,000	=	$1,840.00
170	70%	73.50%	$735.00	+	$1,000	=	$1,735.00
160	60%	63.00%	$630.00	+	$1,000	=	$1,630.00
150	50%	52.50%	$525.00	+	$1,000	=	$1,525.00
140	40%	42.00%	$420.00	+	$1,000	=	$1,420.00
130	30%	31.50%	$315.00	+	$1,000	=	$1,315.00
120	20%	21.00%	$210.00	+	$1,000	=	$1,210.00
110	10%	10.50%	$105.00	+	$1,000	=	$1,105.00
105	5%	5.25%	$52.50	+	$1,000	=	$1,052.50
100	0%	0.00%	$0.00	+	$1,000	=	$1,000.00
90	-10%	0.00%	$0.00	+	$1,000	=	$1,000.00
80	-20%	0.00%	$0.00	+	$1,000	=	$1,000.00
70	-30%	0.00%	$0.00	+	$1,000	=	$1,000.00
60	-40%	0.00%	$0.00	+	$1,000	=	$1,000.00
50	-50%	0.00%	$0.00	+	$1,000	=	$1,000.00
40	-60%	0.00%	$0.00	+	$1,000	=	$1,000.00
30	-70%	0.00%	$0.00	+	$1,000	=	$1,000.00
20	-80%	0.00%	$0.00	+	$1,000	=	$1,000.00
10	-90%	0.00%	$0.00	+	$1,000	=	$1,000.00
0	-100%	0.00%	$0.00	+	$1,000	=	$1,000.00

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund	TS-3

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $210 and the final payment at maturity is equal to $1,210 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 105%) = $1,210

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $105 and the final payment at maturity is equal to $1,105 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 105%) = $1,105

Historical Information

The following graphs show the weekly performance of each Basket Component as well as the Basket as a whole from April 11, 2003 through February 16, 2007. The graph of the historical Basket performance assumes the Basket level on April 11, 2003 was 100 and the Basket Weightings specified on the cover of this term sheet on that date. The Index closing level of the S&P 500® Index on February 21, 2007 was 1457.63. The Index closing level of the MSCI EAFE® Index on February 21, 2007 was 2165.33. The Index closing level of the iShares® MSCI Emerging Markets Index Fund on February 21, 2007 was 118.63.

We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of more than the principal amount of your initial investment.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund	TS-4